FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - FEBRUARY 12, 2007

BAYTEX ENERGY TRUST ANNOUNCES 2006 RESERVES AND CORPORATE UPDATE

CALGARY, ALBERTA (February 12, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce its 2006 year-end reserves as evaluated by Sproule Associates Limited (“Sproule”), the independent reserves evaluator for all of Baytex’s oil and gas properties, in accordance with National Instrument 51-101. As Baytex plans to announce its audited 2006 financial results on March 13, 2007, certain financial estimates have been made herein to facilitate the discussions of the performance of its capital program. Readers are advised that these financial estimates are subject to audit and may be amended as necessary.

2006 Reserves

Baytex employs a self-sustaining business model whereby it aims to fund its cash distributions and capital program designed to maintain production and reserves with cash flow from operations. During 2006, capital expenditures are estimated to be $134 million with all amounts incurred for exploration and development activities. No material asset acquisitions or dispositions were completed in the year. Baytex estimates that these expenditures, together with cash distributions paid, to be funded by cash flow during the year.

Baytex’s high quality internal prospects and disciplined capital spending continue to yield industry-leading results as evidenced by the following highlights of its year-end 2006 reserves report and capital spending efficiency measures:

•	FD&A costs of $7.36/boe for 2006 and $7.37/boe for the three year period of 2004-2006;
•	Reserves replacement of 145% of production for the year;
•	Achieved a recycle ratio of 3.6 times for 2006 and 3.3 times for the three year period of 2004-2006;
•	Total proved plus probable reserves increased to 145 million boe from 140 million boe one year ago, with proved reserves increasing to 103 million boe from 102 million boe one year ago;
•	Reserves per trust unit remained constant compared to one year ago at 1.8 boe/unit on a proved plus probable basis and 1.3 boe/unit on a proved basis;
•	Reserve life index increased to 11.6 years based on proved plus probable reserves and 8.2 years based on proved reserves compared to 11.0 years and 7.9 years one year ago, respectively; and
•	Net asset value per trust unit of $17.55 under forecast prices and $17.69 under constant prices.

Capital Program Efficiency

Baytex’s 2006 internal development program, led by advancements at Celtic and Seal, was an unequivocal success. Since the conversion to an income trust in late 2003, Baytex has continued to demonstrate superior capital and operational efficiencies as it prudently executes its strategy for long-term sustainability.

The efficiency of Baytex’s capital programs is summarized as follows:
	2006	Three Year Average 2004 - 2006
Excluding Future Development Costs

FD&A Costs - Proved ($/boe)
Exploration and development	$9.63	$9.97
Acquisitions (net of dispositions)	-	7.50
Total	$9.63	$8.90

FD&A costs - Proved plus Probable ($/boe)
Exploration and development	$7.36	$8.15
Acquisitions (net of dispositions)	-	6.33
Total	$7.36	$7.37

Recycle ratio based on operating netback
Proved plus Probable	3.6	3.3

Reserves Replacement Ratio Proved plus Probable	145%	203%

Including Future Development Costs

FD&A costs - Proved ($/boe)
Exploration and development	$20.43	$16.48
Acquisitions (net of dispositions)	-	9.26
Total	$20.43	$13.35

FD&A costs - Proved plus Probable ($/boe)
Exploration and development	$15.71	$13.71
Acquisitions (net of dispositions)	-	7.86
Total	$15.71	$11.21

National Instrument 51-101 requires that future development costs (FDC) be included in the finding, development and acquisition (FD&A) costs calculation on an undiscounted basis. Baytex believes that it is meaningful to also report the impact of FDC on FD&A costs on a discounted basis as FDC are incurred over the economic life of the reserves, and as reserves values are generally referenced on a time-discounted basis. Under a 10% discount factor (the same discount rate used in calculating net asset value as set out below), the FDC inclusive FD&A costs for 2006 are $17.82 for proved reserves and $13.29 for proved plus probable reserves, compared to $20.43 and $15.71 on an undiscounted basis, respectively. It should also be noted that, based on past experience, the incurrence of FDC should lead to the recognition of additional reserves beyond those currently reported. Heavy oil properties, in particular, are often enhanced by additional drilling activities due to reservoir extension.

The difference between Baytex’s 2006 FD&A costs with and without FDC also illustrates the success of its capital program during the year in identifying future development potential in its existing assets. The incremental FDC recognized in the year-end 2006 reserves report are $134 million on a proved basis and $150 million on a proved plus probable basis over the reserves report one year ago. Approximately 94% of this incremental future capital is attributable to Baytex’s heavy oil properties, with Celtic and Seal accounting for more than half of the additional future spending. At Celtic, where an exceptionally efficient capital program during the year has increased production from 2,500 boe/d at year-end 2005 to 4,800 boe/d at year-end 2006, this program has also added numerous future drilling and recompletion opportunities. At Seal, activities by Baytex and other operators in this area have contributed to the recognition of 13 million boe of proved plus probable reserves in the Baytex 2006 year-end report (represented by 64 wells) compared to four million boe one year ago (represented by 20 wells). All reserves booked for Seal are based only on primary (cold) recovery and no reserves are currently recognized for possible future enhanced recovery.

Net Asset Value

The following net asset value calculation utilizes what is generally referred to as the “produce-out” net present value of Baytex’s oil and gas reserves as evaluated by Sproule. It does not take into account the possibility of Baytex being able to recognize additional reserves through future capital investment in its existing properties beyond those included in the 2006 year-end report.

Discounted at 10% ($ thousands)
Forecast Prices		Constant Prices
Proved plus probable reserves (1)	1,631,335	1,642,498
Undeveloped land (2)	100,090	100,090
Estimated net debt (3)	(348,000)	(348,000)
Net asset value	1,383,425	1,394,588

Diluted trust units (4)	78,828,360	78,828,360

Net asset value per trust unit	$17.55	$17.69

Notes:
(1)	As evaluated by Sproule Associates Limited as at December 31, 2006. Net present value of future net revenue does not represent fair market value of the reserves.
(2)	As evaluated by Baytex as at December 31, 2006 on 618,135 net acres of undeveloped land.
(3)	Long-term debt net of working capital as at December 31, 2006, excluding convertible debentures and notional assets associated with the mark-to-market value of derivative contracts.
(4)
Includes 75,121,664 trust units, 1,573,153 exchangeable shares converted at an exchange ratio of 1.51072 and 1,330,102 trust units issuable on the conversion of the $19.6 million outstanding convertible debentures as at December 31, 2006.

Oil and Gas Reserves as at December 31, 2006

	Forecast Prices and Costs
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	3,225	2,932	22,052	18,983	2,242	1,903
Developed Non-Producing	470	389	23,729	20,597	593	506
Undeveloped	1,492	1,277	30,092	27,208	630	482
Total Proved	5,187	4,598	75,873	66,788	3,465	2,891
Probable	2,045	1,828	32,958	28,664	1,014	835
Total Proved Plus Probable	7,232	6,426	108,831	95,452	4,479	3,726

	Forecast Prices and Costs
	Natural Gas		Oil Equivalent (3)
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Bcf)	(Bcf)	(MBoe )	(MBoe)
Proved
Developed Producing	79.4	66.3	40,755	34,861
Developed Non-Producing	12.1	10.0	26,810	23,180
Undeveloped	17.5	12.9	35,125	31,110
Total Proved	109.0	89.2	102,690	89,151
Probable	39.8	33.1	42,654	36,840
Total Proved Plus Probable	148.8	122.3	145,344	125,991

Notes:
(1)	“Gross” reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2)	“Net” reserves means Baytex’s gross reserves less all royalties payable to others.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reserve Life Index

	2007	Reserve Life Index (years)
	Production Target	Total Proved	Proved Plus Probable
Oil and NGL (Bbl/d)	25,225	9.2	13.1
Natural Gas (MMcf/d)	55.0	5.4	7.4
Oil Equivalent (Boe/d)	34,400	8.2	11.6

Net Present Value of Reserves (Forecast Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2006
	Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%
	($ million)	($ million)	($ million)
Proved
Developed Producing	857	833	757
Developed Non-Producing	482	347	265
Undeveloped	404	287	208
Total Proved	1,743	1,467	1,230
Probable	835	555	401
Total Proved Plus Probable	2,578	2,022	1,631

Sproule December 31, 2006 Price Forecast

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $US/$Cdn

2007	65.73	74.10	42.98	7.72	5.0	0.87
2008	68.87	77.62	45.02	8.59	4.0	0.87
2009	62.42	70.25	40.74	7.74	3.0	0.87
2010	58.37	65.56	38.03	7.55	2.0	0.87
2011	55.20	61.90	35.90	7.72	2.0	0.87
2012	56.31	63.15	36.63	7.80	2.0	0.87
2013	57.43	64.42	37.36	7.99	2.0	0.87
2014	58.58	65.72	38.12	8.12	2.0	0.87

Net Present Value of Reserves (Constant Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2006
	Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%
	($ million)	($ million)	($ million)
Proved
Developed Producing	834	761	685
Developed Non-Producing	527	378	286
Undeveloped	489	350	256
Total Proved	1,850	1,489	1,227
Probable	859	575	415
Total Proved Plus Probable	2,709	2,064	1,642

Constant Prices at December 31, 2006

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl	AECO C-Spot C$/MMbtu	Exchange Rate $US/$Cdn

December 31, 2006	61.05	67.62	43.32(1)	6.13	0.858

Note:
(1) $43.32 for 2007 and $40.05 for subsequent years.

Corporate Update

Notwithstanding the uncertainty associated with the federal government’s proposed tax on income trusts and the recent significant volatility in commodity prices, Baytex intends to execute its 2007 business plan as earlier announced. Based on current commodity futures strip prices, capital programs and cash distributions during the year will again be essentially funded by cash flow. Approximately 35-40% of the $140 million capital budget for the year is being incurred in the first quarter, including the drilling of nine horizontal production wells and four stratigraphic test wells at Seal. Baytex is also well positioned to continue its monthly distributions of $0.18 per trust unit, as its cash flow is supported by a balanced production mix, continued improvement in the pricing factors affecting heavy oil differentials, a comprehensive hedging program and a diversified capital structure with excellent liquidity and ample financial resources. Baytex has demonstrated outstanding capital discipline and prudent financial practices, resulting in sector-leading returns for its unitholders since inception. With a sound business strategy and strong fundamentals, Baytex is confident that it will continue to excel in the current environment.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca